Issuer Free Writing Prospectus to

Preliminary Prospectus

Registration Statement No. 333-146064

Dated September 20, 2007

Filed pursuant to Rule 433

This term sheet to the preliminary prospectus dated September 14, 2007 should be read together with the preliminary prospectus before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information contained in the preliminary prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus.

Issuer:	Equinix, Inc.

Size:	$350,000,000 ($395,986,000 including over-allotment option)

Maturity:	October 15, 2014

Coupon:	3.00%

Price to public:	100% of face amount, plus accrued interest, if any, from September 26, 2007

Underwriting discount:	2.625%

Net proceeds:	$340,362,500 (after deducting underwriting discounts and estimated net offering expenses) assuming no exercise of the over-allotment option

Interest payment dates:	April 15 and October 15, commencing April 15, 2008

Base conversion rate:	7.4360 shares per $1,000 principal amount of notes (equivalent to base conversion price of approximately $134.48 per share)

Incremental share factor:	4.4616

Trade date/Settlement date:	September 20, 2007/September 26, 2007

Underwriters:	Citi	$262,500,000
	Credit Suisse	$ 42,000,000
	Jefferies & Company	$ 17,500,000
	UBS Investment Bank	$ 17,500,000
	Barclays Capital	$ 10,500,000

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we, Citigroup Global Markets Inc. or any other underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.

CONCURRENT STOCK OFFERING

Concurrently with this offering, we are offering 3,662,556 shares of our common stock (up to 4,211,939 shares if the underwriters exercise their over-allotment option in full) pursuant to a separate registration statement, prospectus and free writing prospectus. The completion of this offering and the concurrent common stock offering are each conditioned upon the concurrent completion of the other offering. We estimate that the net proceeds from our concurrent common stock offering will be approximately $295.5 million or $339.8 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and estimated offering expenses.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, short-term and long-term investments and current portion of our indebtedness, and our capitalization as of June 30, 2007:

•	on an actual basis; and

•

on a pro forma basis to reflect (1) the IXEurope acquisition, (2) the sale of the notes offered hereby, after deducting underwriting discounts and estimated offering expenses, (3) the concurrent sale of our common stock, after deducting underwriting discounts and estimated offering expenses, (4) the termination of the unused senior bridge loan, (5) the completion of the San Jose property acquisition, (6) additional advances during July and August 2007 under the Chicago IBX financing and (7) the Asia-Pacific financing, all of which are more fully described in the “Unaudited Pro Forma Combined Consolidated Condensed Financial Statements” included elsewhere in the preliminary prospectus to which this communication relates.

This table assumes no exercise of the underwriters’ over-allotment option and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Unaudited Pro Forma Combined Consolidated Condensed Financial Statements” and our financial statements, including all related notes, included or incorporated by reference in the preliminary prospectus to which this communication relates.

	As of June 30, 2007
	Actual	Pro Forma
	(dollars in thousands)
Cash, cash equivalents and short-term and long-term investments	$323,966	$416,894

Current portion of capital lease and other financing obligations	$2,197	$3,340

Current portion of mortgage and loans payable	$2,288	$2,778

Long-term debt, net of current portion:
Capital lease and other financing obligations	$91,557	$94,547
Mortgage and loans payable	164,841	247,307
2.50% convertible subordinated debentures due 2024(1)	32,250	32,250
2.50% convertible subordinated notes due 2012(2)	250,000	250,000
3.00% convertible subordinated notes due 2014 offered hereby(3)	—	350,000

Total long-term debt	538,648	974,104

Stockholders’ equity:
Preferred stock, $0.001 par value per share; 100,000,000 shares authorized actual and pro forma; no shares issued and outstanding actual and pro forma	—	—
Common stock, $0001 par value per share; 300,000,000 shares authorized actual and pro forma; 31,751,248 shares issued and outstanding actual and 35,413,804 shares issued and outstanding pro forma(4)	32	35
Additional paid-in capital	995,555	1,291,011
Accumulated other comprehensive income	3,770	3,770
Accumulated deficit	(556,683)	(559,547)

Total stockholders’ equity	442,674	735,269

Total capitalization	$981,322	$1,709,373

(1)	Our 2.50% convertible subordinated debentures due 2024 were convertible into 816,457 shares of common stock as of June 30, 2007.

(2)	Our 2.50% convertible subordinated notes due 2012 were convertible into 2,231,475 shares of common stock as of June 30, 2007.

(3)	The notes offered hereby would have been convertible into 2,602,600 shares of common stock as of June 30, 2007.

(4)	Excludes 3,734,821 shares of common stock issuable upon the exercise of outstanding options and release of restricted stock and restricted stock units as of June 30, 2007, 9,490 shares of common stock issuable upon the exercise of outstanding common stock warrants as of June 30, 2007, 816,457 shares reserved for the conversion of our 2.50% convertible subordinated debentures due 2024 as of June 30, 2007, 2,231,475 shares reserved for the conversion of our 2.50% convertible subordinated notes due 2012 as of June 30, 2007 and 2,602,600 shares issuable upon conversion of the notes offered hereby on a pro forma basis as of June 30, 2007.

	Additional Shares Issued For Make-Whole per Note (Par of $1,000)
	Effective Price
Change of Control Effective Date	$84.05	$100.00	$115.00	$130.00	$145.00	$160.00	$175.00	$200.00	$300.00	$400.00	$500.00	$750.00
September 26, 2007	4.4616	4.1519	3.9947	3.9087	3.5396	3.1302	2.8016	2.3786	1.4561	1.0254	0.7751	0.4500
October 15, 2008	4.4616	3.9035	3.7356	3.6516	3.2909	2.8928	2.5768	2.1748	1.3189	0.9280	0.7025	0.4098
October 15, 2009	4.4616	3.6452	3.4577	3.3712	3.0170	2.6302	2.3273	1.9483	1.1666	0.8200	0.6216	0.3646
October 15, 2010	4.4616	3.3630	3.1397	3.0431	2.6930	2.3175	2.0296	1.6779	0.9862	0.6923	0.5259	0.3103
October 15, 2011	4.4616	3.0550	2.7717	2.6541	2.3048	1.9418	1.6720	1.3548	0.7759	0.5448	0.4151	0.2465
October 15, 2012	4.4616	2.7256	2.3363	2.1766	1.8225	1.4750	1.2306	0.9621	0.5327	0.3759	0.2877	0.1719
October 15, 2013	4.4616	2.5640	1.8019	1.5441	1.1729	0.8525	0.6547	0.4717	0.2545	0.1820	0.1396	0.0832
October 15, 2014	4.4616	2.5640	1.2596	0.2563	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The conversion rate, including any additional shares added to the conversion rate in connection with a make-whole fundamental change, will not exceed 11.8976 (which is equal to a conversion price of $84.05 per share); however, such maximum conversion rate will be appropriately adjusted for all base conversion rate adjustments (and adjustments to the incremental share factor) described under “—Anti-dilution Adjustments—Adjustment Events” in the preliminary prospectus.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma combined consolidated condensed financial statements included in this free writing prospectus have been updated from those contained in the preliminary prospectus dated September 14, 2007 solely to reflect: (i) the final terms of the Convertible Debt Offering and the Common Stock Offering, as those terms are defined below; and (ii) a decrease in the pro forma amount of goodwill as of June 30, 2007 from $423,147,000 to $421,889,000.

The following unaudited pro forma combined consolidated condensed financial statements have been prepared to give effect to the acquisition by Equinix, Inc. (“Equinix” or the “Company”) of IXEurope plc (“IXEurope”) using the purchase method of accounting and the related financings to fund this acquisition with the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined consolidated condensed financial statements, as well as certain significant transactions of the Company that have occurred subsequent to June 30, 2007 consisting of (i) additional advances under the Chicago IBX Financing, (ii) the completion of the San Jose Property Acquisition and (iii) the Asia-Pacific Financing. These pro forma statements were prepared as if the acquisition and related financings and other transactions described above had been completed as of January 1, 2006 for statements of operations purposes and as of June 30, 2007 for balance sheet purposes. The combined company will operate under the Equinix name with the current management teams in place in the U.S., Europe and Asia-Pacific.

The unaudited pro forma combined consolidated condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the acquisition and related financings and other transactions described above occurred on January 1, 2006 for statements of operation purposes and as of June 30, 2007 for balance sheet purposes, nor is it necessarily indicative of the future financial position or results of operations of the combined company. The unaudited pro forma combined consolidated condensed financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of IXEurope. The final allocation of the purchase price will be determined after the completion of the acquisition and will be based upon actual net tangible and intangible assets acquired as well as liabilities assumed. The preliminary purchase price allocation for IXEurope is subject to revision as more detailed analysis is completed and additional information on the fair values of IXEurope’s assets and liabilities becomes available. Any change in the fair value of the net assets of IXEurope will change the amount of the purchase price allocable to goodwill. Additionally, changes in IXEurope’s working capital, including the results of operations from June 30, 2007 through September 14, 2007, the date the transaction was completed, will change the amount of goodwill recorded. Final purchase accounting adjustments may differ materially from the pro forma adjustments presented here.

These unaudited pro forma combined consolidated condensed financial statements are based upon the respective historical consolidated financial statements of Equinix and IXEurope, adjusted to generally accepted accounting principles in the United States of America, and should be read in conjunction with the historical consolidated financial statements of Equinix and IXEurope and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Equinix and IXEurope incorporated in the prospectus by reference.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

AS OF JUNE 30, 2007

(In thousands)

	Historical		Pro Forma
	Equinix	IXEurope	IXEurope Acquisition Related Adjustments		Combined	Other Adjustments		Combined
		(Note 2)	(Note 9)			(Note 10)
ASSETS
Current assets:
Cash and cash equivalents	$234,598	$7,806	$100,041	(a)	$342,445	$(14,919	)(p)	$327,526
Short-term investments	67,728	—	—		67,728	—		67,728
Accounts receivable, net	28,140	12,016	—		40,156	—		40,156
Prepaid expenses and other current assets	9,599	5,364	—		14,963	—		14,963

Total current assets	340,065	25,186	100,041		465,292	(14,919)		450,373
Long-term investments	21,640	—	—		21,640	—		21,640
Property and equipment, net	760,175	90,755	41,180	(b)	892,110	63,708	(q)	955,818
Goodwill	16,914	6,513	398,462	(c)	421,889	—		421,889
Intangible assets, net	385	408	62,642	(d)	63,435	—		63,435
Debt issuance costs, net	14,603	4,912	1,862	(e)	21,377	614	(r)	21,991
Other assets	21,669	12,085	—		33,754	(6,500	)(s)	27,254

Total assets	$1,175,451	$139,859	$604,187		$1,919,497	$42,903		$1,962,400

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$35,425	$20,614	$17,516	(f)	$73,555	$614	(t)	$74,169
Accrued property and equipment	71,216	9,432	—		80,648	—		80,648
Current portion of accrued restructuring charges	13,687	—	—		13,687	—		13,687
Current portion of capital lease and other financing obligations	2,197	1,143	—		3,340	—		3,340
Current portion of mortgage and loan payable	2,288	490	—		2,778	—		2,778
Other current liabilities	11,903	9,754	(1,125	)(g)	20,532	—		20,532

Total current liabilities	136,716	41,433	16,391		194,540	614		195,154
Accrued restructuring charges, less current portion	22,729	—	—		22,729	—		22,729
Capital lease and other financing obligations, less current portion	91,557	2,990	—		94,547	—		94,547
Mortgage and loan payable, less current portion	164,841	38,653	—		203,494	43,813	(u)	247,307
Convertible debt	282,250	—	350,000	(h)	632,250	—		632,250
Deferred rent and other liabilities	34,684	7,846	(5,862	)(i)	36,668	(1,524	)(v)	35,144

Total liabilities	732,777	90,922	360,529		1,184,228	42,903		1,227,131

Stockholders’ equity:
Total stockholders’ equity	442,674	48,937	243,658	(j)	735,269	—		735,269

Total liabilities and stockholders’ equity	$1,175,451	$139,859	$604,187		$1,919,497	$42,903		$1,962,400

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

(In thousands, except per share data)

	Historical		Pro Forma
	Equinix	IXEurope	IXEurope Acquisition Related Adjustments		Combined	Other Adjustments		Combined
		(Note 3)	(Note 9)			(Note 10)
Revenues	$286,915	$65,115	$—		$352,030	$—		$352,030

Costs and operating expenses:
Cost of revenues	188,379	49,095	3,876	(k)	241,350	1,791	(w)	243,141
Selling, general and administrative	104,742	21,348	5,461	(l)	131,551	—		131,551
Restructuring charges	1,527	—	—		1,527	—		1,527
Gain on Honolulu IBX sale	(9,647)	—	—		(9,647)	—		(9,647)

Total costs and operating expenses	285,001	70,443	9,337		364,781	1,791		366,572

Income (loss) from operations	1,914	(5,328)	(9,337)		(12,751)	(1,791)		(14,542)
Interest income	6,627	405	—		7,032	—		7,032
Interest expense	(14,875)	(3,063)	(11,876	)(m)	(29,814)	(9,131	)(x)	(38,945)
Loss on extinguishment of debt	—	—	(2,864	)(n)	(2,864)	—		(2,864)
Income taxes	(439)	1,446	—		1,007	—		1,007
Cumulative effect of a change in accounting principle	376	—	—		376	—		376

Net loss	$(6,397)	$(6,540)	$(24,077)		$(37,014)	$(10,922)		$(47,936)

Net loss per share—basic and diluted	$(0.22)				$(1.15)			$(1.49)

Shares used in per share calculation—basic and diluted	28,551		3,663	(o)	32,214			32,214

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2007

(In thousands, except per share data)

	Historical		Pro Forma
	Equinix	IXEurope	IXEurope Acquisition Related Adjustments		Combined	Other Adjustments		Combined
		(Note 3)	(Note 9)			(Note 10)
Revenues	$176,946	$49,465	$—		$226,411	$—		$226,411

Costs and operating expenses:
Cost of revenues	108,374	35,078	2,078	(k)	145,530	874	(w)	146,404
Selling, general and administrative	64,912	12,345	2,928	(l)	80,185	—		80,185
Restructuring charges	407	—	—		407	—		407

Total costs and operating expenses	173,693	47,423	5,006		226,122	874		226,996

Income (loss) from operations	3,253	2,042	(5,006)		289	(874)		(585)
Interest income	7,031	537	—		7,568	—		7,568
Interest expense	(9,577)	(1,503)	(5,938	)(m)	(17,018)	(2,852	)(x)	(19,870)
Loss on conversion of debt	(3,395)	—	—		(3,395)	—		(3,395)
Income taxes	(551)	(415)	—		(966)	—		(966)

Net income (loss)	$(3,239)	$661	$(10,944)		$(13,522)	$(3,726)		$(17,248)

Net loss per share—basic and diluted	$(0.11)				$(0.40)			$(0.51)

Shares used in per share calculation—basic and diluted	30,424		3,663	(o)	34,087			34,087

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma combined consolidated condensed financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission.

1. BASIS OF PRO FORMA PRESENTATION

In June 2007, a wholly-owned subsidiary of the Company announced an offer to purchase all of the entire issued and to be issued share capital of IXEurope (“the IXEurope Acquisition”). Under the final terms of the IXEurope Acquisition, IXEurope shareholders will receive 140 British pence in cash for each IXEurope share valuing the share capital of IXEurope on a fully diluted basis at approximately 270,100,000 British pounds or approximately $540,632,000 (as translated using effective exchange rates at June 30, 2007); however, fully-diluted shares of IXEurope held by IXEurope’s two top officers representing 1,974,000 British pounds of the total purchase price will not be paid in cash upon closing. Instead, equity awards of the Company’s common stock with a fair value of 1,974,000 British pounds or approximately $3,951,000 (as translated using effective exchange rates at June 30, 2007) will be issued to the two top officers of IXEurope and are subject to vesting based on continuous employment through the end of 2008, as well as certain performance criteria of IXEurope (the “IXEurope Equity Compensation”). The IXEurope Equity Compensation will not be accounted for as part of the purchase price of IXEurope. Rather, the IXEurope Equity Compensation will be expensed into operations of the combined company post-acquisition as stock-based compensation over the vesting life of such awards. As a result, the actual cash purchase price for the IXEurope Acquisition is 268,126,000 British pounds or approximately $536,681,000 (also as translated using effective exchange rates at June 30, 2007). IXEurope operates data centers in the United Kingdom, France, Germany and Switzerland. The combined company will operate under the Equinix name with the current management teams in place in the U.S., Europe and Asia-Pacific. The IXEurope Acquisition will be accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standard No. 141, “Business Combinations” (“SFAS 141”).

Although the IXEurope Acquisition closed on the morning of September 14, 2007, the Company does not have to pay the consideration for the IXEurope Acquisition until September 28, 2007. In addition, the Company will not have completed its preliminary accounting for the IXEurope Acquisition until it reports its 2007 third quarter results in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2007.

In order to provide cash to fund the IXEurope Acquisition, the Company entered into the Senior Bridge Loan for a principal amount of $500,000,000 in June 2007. However, the Company does not intend to use the Senior Bridge Loan to pay for the IXEurope Acquisition. Instead, the Company intends to pay for the IXEurope Acquisition with the proceeds from a combination of (i) the sale of 3,662,556 shares of the Company’s common stock at a public offering price of $84.05 per share (the “Common Stock Offering”) and (ii) the sale of the Company’s Convertible Subordinated Notes due 2014 (the “Convertible Debt Offering”) (collectively, the “New Public Offerings”). For purposes of the pro forma results contained herein, the Company has assumed that the Senior Bridge Loan will be terminated unused (the Senior Bridge Loan and New Public Offerings are collectively referred to herein as the “IXEurope Acquisition Financings”). The completion of each offering is conditioned upon the concurrent completion of the other offering.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

In addition to the IXEurope Acquisition and IXEurope Acquisition Financings, the pro forma results contained herein also reflect the following significant transactions of the Company that have occurred subsequent to June 30, 2007 consisting of (i) additional advances under the Chicago IBX Financing, (ii) the completion of the San Jose Property Acquisition and (iii) the Asia-Pacific Financing as more fully discussed below (collectively, the “Other Significant Subsequent Events”).

The unaudited pro forma combined consolidated condensed balance sheet as of June 30, 2007, was prepared by combining the historical unaudited consolidated condensed balance sheet data as of June 30, 2007 for Equinix and IXEurope, as adjusted to comply with generally accepted accounting principles in the United States or U.S. GAAP, as if the IXEurope Acquisition, IXEurope Acquisition Financings and Other Significant Subsequent Events had been consummated on that date. In addition to certain U.S. GAAP adjustments, certain balance sheet reclassifications have also been reflected in order to conform IXEurope’s balance sheet with the company’s balance sheet presentation. Refer to Note 2 for a discussion of these U.S. GAAP and reclassification adjustments.

The unaudited pro forma combined consolidated condensed statement of operations for the year ended December 31, 2006 and for the six months ended June 30, 2007 combines the results of operations of Equinix and IXEurope, as adjusted to comply with U.S. GAAP, as if the IXEurope Acquisition, IXEurope Acquisition Financings and Other Significant Subsequent Events had been consummated on January 1, 2006. In addition to certain U.S. GAAP adjustments, certain statements of operations reclassifications have also been reflected in order to conform with the Company’s statements of operations presentation. Refer to Note 3 for a discussion of these U.S. GAAP and reclassification adjustments.

In July and August 2007, the Company entered into forward contracts to purchase 265,156,000 British pounds at an average forward rate of 2.020007, or the equivalent of $535,617,000, to be delivered in September 2007, for purposes of hedging a portion of the purchase price of the IXEurope Acquisition (the “IXEurope Acquisition Foreign Exchange Hedge”). The Company will be accounting for these forward contracts under the Company’s current accounting policies for hedging activities as disclosed in the Company’s last annual report on Form 10-K, which are based on the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The effects of the IXEurope Acquisition Foreign Exchange Hedge have not been reflected in the pro forma statements of operations as the hedge is directly attributable to the acquisition and is non-recurring. Upon closing and completing its accounting for the IXEurope Acquisition, the Company will record a foreign exchange gain or loss in its statement of operations based on the prevailing exchange rate between U.S. dollars and British pounds on such date.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

2. IXEUROPE BALANCE SHEET

IXEurope’s consolidated financial statements were prepared in accordance with international financial reporting standards or IFRS, which differ in certain material respects from U.S. GAAP. IXEurope also classified certain amounts differently than Equinix in their consolidated balance sheet. The following schedule summarizes the necessary material adjustments to conform the IXEurope consolidated balance sheet as of June 30, 2007 to U.S. GAAP and to reclassify certain amounts to Equinix’s basis of presentation (in thousands):

	Local Currency—GBP				USD
	Local GAAP IXEurope	Adjustments		U.S. GAAP IXEurope	U.S. GAAP IXEurope
ASSETS
Current assets:
Cash and cash equivalents	£5,976	£(2,076	)(i)	£3,900	$7,806
Accounts receivable, net	8,683	(2,680	)(ii)	6,003	12,016
Prepaid expenses and other current assets	—	2,680	(ii)	2,680	5,364

Total current assets	14,659	(2,076)		12,583	25,186
Property and equipment, net	43,141	2,200	(iii)	45,341	90,755
Goodwill	—	3,254	(iv)	3,254	6,513
Intangible assets, net	3,726	(3,522	)(iv)	204	408
Debt issuance costs, net	—	2,454	(v)	2,454	4,912
Deferred tax asset	626	(626	)(vi)	—	—
Other assets	3,336	2,702	(vii)	6,038	12,085

Total assets	£65,488	£4,386		£69,874	$139,859

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	£18,603	£(8,304	)(viii)	£10,299	$20,614
Accrued property and equipment	—	4,712	(ix)	4,712	9,432
Current portion of capital lease and other financing obligations	—	571	(x)	571	1,143
Current portion of mortgage and loan payable	816	(571	)(x)	245	490
Other current liabilities	57	4,816	(xi)	4,873	9,754

Total current liabilities	19,476	1,224		20,700	41,433
Capital lease and other financing obligations, less current portion	—	1,494	(xii)	1,494	2,990
Mortgage and loan payable, less current portion	18,351	960	(xiii)	19,311	38,653
Provisions	36	(36	)(xiv)	—	—
Deferred rent and other liabilities	1,595	2,325	(xv)	3,920	7,846

Total liabilities	39,458	5,967		45,425	90,922

Stockholders’ equity:
Total stockholders’ equity	26,030	(1,581	)(xvi)	24,449	48,937

Total liabilities and stockholders’ equity	£65,488	£4,386		£69,874	$139,859

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

IXEurope’s balance sheet has been translated into U.S. dollars at the June 30, 2007 exchange rate of GBP £1.00. = USD $2.0016

The adjustments presented above to IXEurope’s balance sheet are as follows:

(i)	Reflects a U.S. GAAP reclassification of restricted cash totaling £2,076,000 to other assets.

(ii)	Reflects a reclassification adjustment to segregate prepaid expenses and other current assets totaling £2,680,000 from accounts receivables, which IXEurope refers to as trade receivables.

(iii)	Reflects the following U.S. GAAP adjustments (in thousands):

Installation costs	£2,976
Business combinations	(776)

£2,200

Under IFRS, installation costs related to installation fees charged to customers are expensed as incurred. Under U.S. GAAP, installation costs are deferred and amortized over the same period as the related installation fee revenue. The adjustment totaling £2,976,000 reflects the deferral of such installation costs.

Under IFRS, negative goodwill arising from a business combination is recognized directly in the statement of operations. Under U.S. GAAP, negative goodwill is allocated against the carrying value of the assets acquired, which in IXEurope’s case, was predominantly property and equipment. The adjustment totaling £776,000 reflects the net impact of the allocation of negative goodwill to property and equipment.

(iv)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

Total goodwill and net intangible assets under IFRS	£(3,726)
Intangible asset reclassification adjustment	204

£(3,522)

The above reflects a reclassification separating net intangible assets from goodwill in order to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet presentation.

Reclassification adjustment per above	£3,522
Business combinations U.S. GAAP adjustment	(268)

£3,254

Prior to adopting IFRS in 2005, IXEurope’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United Kingdom or U.K. GAAP. Under IFRS, IXEurope accounts for all business combinations by applying the acquisition method. In respect of business combinations that have occurred since January 1, 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. IXEurope elected not to apply IFRS 3, “Business Combinations”, to business combinations that were recognized on or before January 1, 2004. As a result, the carrying value of purchased goodwill recognized under U.K. GAAP was treated as a deemed cost upon the transition to IFRS. Under U.K. GAAP, goodwill arising from acquisitions was capitalized and amortized over the period of its expected useful life of ten years. Goodwill is no longer amortized since the transition to IFRS but is

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

tested annually for impairment. Under U.S. GAAP, goodwill ceased to be an amortizable asset effective January 1, 2002. Therefore, there is a difference between U.S. GAAP and U.K. GAAP in accounting for the amortization of goodwill prior to IXEurope’s adoption of IFRS, resulting in higher carrying values for goodwill under U.S. GAAP compared to IFRS. This increase in goodwill is offset by another IFRS to U.S. GAAP adjustment relating to the benefit of pre-acquisition tax losses carry-forward positions that are recognized subsequently and adjusted against the historically recognized goodwill, then intangible assets and finally reduce income tax expenses. The above adjustment totaling £268,000 represents the net adjustment to goodwill under U.S. GAAP.

(v)	Reflects a U.S. GAAP reclassification of debt issuance costs totaling £2,454,000, which are netted against the associated debt under IFRS.

(vi)	Reflects a reclassification adjustment to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet adjustment by presenting deferred tax assets totaling £626,000 with other assets.

(vii)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

U.S. GAAP restricted cash reclassification adjustment	£2,076
Deferred tax asset reclassification adjustment	626

£2,702

The U.S. GAAP restricted cash and deferred tax asset reclassification adjustments are described above.

(viii)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

Accrued property and equipment reclassification adjustment	£(4,712)
Other liabilities reclassification adjustment	(2,873)
Stock options U.S. GAAP adjustment	(719)

£(8,304)

The accrued property and equipment reclassification adjustment is made to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet presentation by presenting this liability separately.

The other liabilities reclassification adjustment is made to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet presentation by presenting these liabilities within other current and non-current liabilities.

The stock options U.S. GAAP adjustment reverses a liability accrued under IFRS as a liability for payroll taxes which is not recognized under U.S. GAAP until it is crystallized, which is typically when the stock option is exercised.

(ix)	Reflects the accrued property and equipment reclassification adjustment totaling £4,712,000 described above.

(x)	Reflects a reclassification adjustment totaling £571,000 in order to segregate the current portion of capital lease obligations separately from other debt in order to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet presentation.

(xi)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

Other liabilities reclassification adjustment	£4,254
Installation revenue U.S. GAAP adjustment	562

£4,816

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

The other liabilities reclassification adjustment is made to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet presentation by presenting these various other liabilities (noted in notes viii and xv) within other current liabilities.

Under IFRS, installation revenue related to installation fees is recognized upon completion of the installation and acceptance by the customer. Under U.S. GAAP, installation revenue is deferred and amortized into revenue over the longer of the contract period or the estimated customer life. The installation revenue U.S. GAAP adjustment totaling £562,000 represents the current portion of this deferred installation revenue.

(xii)	Reflects a reclassification adjustment totaling £1,494,000 in order to segregate the non-current portion of capital lease obligations separately from other debt in order to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet presentation.

(xiii)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

U.S. GAAP debt issuance cost reclassification adjustment	£2,454
Capital lease obligation reclassification adjustment	(1,494)

£960

The U.S. GAAP debt issuance cost and capital lease obligation reclassification adjustments are described above.

(xiv)	Represents a reclassification adjustment totaling £36,000 made to conform IXEurope’s balance sheet presentation to Equinix’s balance sheet presentation by presenting these provisions within other liabilities.

(xv)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

Installation revenue U.S. GAAP adjustment	£3,670
Provisions reclassification adjustment	36
Other liabilities reclassification adjustment	(1,381)

£2,325

The installation revenue U.S. GAAP adjustment totaling £3,670,000 represents the non-current portion of this deferred installation revenue adjustment described above.

The provisions and other liabilities reclassification adjustments are described above.

(xvi)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

Stock options U.S. GAAP adjustment	£719
Business combination U.S. GAAP adjustment	(761)
Installation revenue and cost U.S. GAAP adjustment	(845)
Valuation allowance for deferred tax on U.S. GAAP adjustments	(694)

£(1,581)

The stock options, business combination and installation revenue and cost U.S. GAAP adjustments are described above. These amounts represent the net impact of such adjustments to stockholders’ equity.

The valuation allowance for deferred tax on U.S. GAAP adjustments represents the cumulative impact of the various U.S. GAAP adjustments.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

3. IXEUROPE STATEMENTS OF OPERATION

IXEurope’s consolidated financial statements were prepared in accordance with IFRS, which differ in certain material respects from U.S. GAAP. IXEurope also classified certain amounts differently than Equinix in their consolidated statements of operations. The following schedule summarizes the necessary material adjustments to conform the IXEurope consolidated statements of operations for the year ended December 31, 2006 and the six months ended June 30, 2007 to U.S. GAAP and to reclassify certain amounts to Equinix’s basis of presentation (in thousands):

	Local Currency—GBP				USD
	Local GAAP IXEurope	Adjustments		U.S. GAAP IXEurope	U.S. GAAP IXEurope
STATEMENT OF OPERATIONS FOR THE YEAR ENDING DECEMBER 31, 2006
Revenues	£37,335	£(1,981	)(i)	£35,354	$65,115

Costs and operating expenses:
Cost of revenues	22,537	4,119	(ii)	26,656	49,095
Selling, general and administrative	9,869	1,722	(iii)	11,591	21,348
IPO related expenses	1,179	(1,179	)(iv)	—	—
Share option charges	510	(510	)(iv)	—	—
Depreciation and amortization	5,764	(5,764	)(v)	—	—

Total costs and operating expenses	39,859	(1,612)		38,247	70,443

Loss from operations	(2,524)	(369)		(2,893)	(5,328)
Interest income	138	82	(vi)	220	405
Interest expense	(1,863)	200	(vii)	(1,663)	(3,063)
Income taxes	809	(24	)(viii)	785	1,446

Net loss	£(3,440)	£(111)		£(3,551)	$(6,540)

STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDING JUNE 30, 2007
Revenues	£25,816	£(773	)(i)	£25,043	$49,465

Costs and operating expenses:
Cost of revenues	14,498	3,261	(ii)	17,759	35,078
Selling, general and administrative	5,866	384	(iii)	6,250	12,345
Share option charges	1,084	(1,084	)(iv)	—	—
Depreciation and amortization	3,872	(3,872	)(v)	—	—

Total costs and operating expenses	25,320	(1,311)		24,009	47,423

Income from operations	496	538		1,034	2,042
Interest income	151	121	(vi)	272	537
Interest expense	(761)	—		(761)	(1,503)
Income taxes	(210)	—		(210)	(415)

Net (loss) income	£(324)	£659		£335	$661

IXEurope’s statement of operations for the year ended December 31, 2006 has been translated into U.S. dollars at a rate of GBP £1.00 = USD $1.8418, the average exchange rate for the year ended December 31, 2006.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

IXEurope’s statement of operations for the six months ended June 30, 2007 has been translated into U.S. dollars at a rate of GBP £1.00 = USD $1.9752, the average exchange rate for the six months ended June 30, 2007.

The adjustments presented above to IXEurope’s statements of operations are as follows:

(i)	Under IFRS, installation revenue related to installation fees is recognized upon completion of the installation and acceptance by the customer. Under U.S. GAAP, installation revenue is deferred and amortized into revenue over the longer of the contract period or the estimated customer life. These adjustments totaling £1,981,000 for the year ended December 31, 2006 and £773,000 for the six months ended June 30, 2007 represent the impact of deferring this installation revenue.

(ii)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

	Year ended December 31, 2006	Six months ended June 30, 2007
Depreciation and amortization reclassification adjustment	£5,638	£3,761
Installation cost U.S. GAAP adjustment	(1,519)	(500)

	£4,119	£3,261

Reflects a reclassification of a portion of depreciation and amortization expense to cost of revenues as noted below.

Under IFRS, installation costs related to installation fees charged to customers are expensed as incurred. Under U.S. GAAP, installation costs are capitalized and amortized over the same period as the related installation fee revenue. The installation cost U.S. GAAP adjustments noted above reflects the capitalization of such installation costs.

(iii)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

	Year ended December 31, 2006	Six months ended June 30, 2007
Share option charge reclassification adjustment	£510	£1,084
Stock options U.S. GAAP adjustment	—	(719)
IPO related expenses reclassification adjustment	1,179	—
Depreciation and amortization reclassification adjustment	33	19

	£1,722	£384

Reflects a reclassification of share option charges to selling, general and administrative expenses.

The stock options U.S. GAAP adjustment totaling £719,000 for the six months ended June 30, 2007 is described above in Note 2.

Reflects a reclassification of IPO related expenses totaling £1,179,000 for the year ended December 31, 2006 to selling, general and administrative expenses.

Reflects a reclassification of a portion of depreciation and amortization expense to selling, general and administrative expenses as noted below.

(iv)	Reflects the reclassifications to selling, general and administrative expenses as described above.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

(v)	Reflects the following U.S. GAAP and reclassification adjustments (in thousands):

	Year ended December 31, 2006	Six months ended June 30, 2007
Depreciation and amortization per IFRS	£5,764	£3,872
Business combinations U.S. GAAP adjustment	(93)	(92)

Total depreciation and amortization under U.S. GAAP	£5,671	£3,780

Cost of revenues	£5,638	£3,761
Selling, general and administrative	33	19

Total depreciation and amortization under U.S. GAAP	£5,671	£3,780

Under IFRS, negative goodwill arising from a business combination is recognized directly in the statement of operations. Under U.S. GAAP, negative goodwill is allocated against the carrying value of the long-lived assets acquired, which in IXEurope’s case, was property and equipment. The business combinations U.S. GAAP adjustments above reflect the depreciation impact of the allocation of this negative goodwill to property and equipment for both periods presented.

(vi)	Under IFRS, gains and losses arising from changes in the fair value of a derivative are recognized as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. IXEurope entered into one hedge relationship using interest rate swaps to hedge the variability in cash flows on variable rate debt (cash flow hedges). U.S. GAAP principles are similar to IFRS. There are, however, differences in their detailed application. In particular, U.S. GAAP requires effectiveness testing to be performed at least quarterly. As a result, the IXEurope has not designated any hedge relationships for U.S. GAAP purposes. Therefore, all changes in fair value of the interest rate swaps are recognized in the statements of operation. As a result, these adjustments reflect the changes in fair value of such interest rate swaps, which is an increase to interest income for both periods presented.

(vii)	Under IFRS, a shareholder loan and some convertible deep discount bonds that IXEurope had outstanding during the first half of 2006 were recorded at fair value on January 1, 2005, being the transition date for International Accounting Standard or, IAS 32, “Financial Instruments: Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement.” The fair value at that date was then allocated between the liability and equity components. Subsequently the debt component is accounted for as a financial liability measured at amortized cost and the amount credited directly to equity is not subsequently remeasured. Under U.S. GAAP, the conversion features are not separated from the shareholder loan and convertible deep discount bonds. Under U.S. GAAP since the shareholder loan is non-interest bearing, the difference between the proceeds received and the present value of the repayments due has been recorded as a capital contribution. The adjustment totaling £200,000 for the year ended December 31, 2006 represents a corresponding adjustment to interest expense under U.S. GAAP related to this shareholder loan and convertible deep discount bonds, which were converted into equity during the first half of 2006.

(viii)	Represents the income tax effects of the various U.S. GAAP adjustments.

4. PURCHASE PRICE—IXEUROPE

The following represents the preliminary allocation of the purchase price over the historical net book values of the acquired assets and assumed liabilities of IXEurope as of June 30, 2007, and is for illustrative purposes only. Actual fair values will be based on financial information as of the acquisition date.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

The unaudited pro forma combined consolidated condensed financial statements reflect an estimated purchase price of approximately $543,669,000, consisting of (a) 268,126,000 British pounds or approximately $536,681,000 (as translated using effective exchange rates at June 30, 2007), which is payable in cash and (b) estimated direct transaction costs of $6,988,000. The final purchase price is dependent on the exchange rates in effect at closing and actual direct acquisition costs. The final purchase price will be determined upon completion of the IXEurope Acquisition.

Under the purchase method of accounting, the total estimated purchase price is allocated to IXEurope’s net tangible and intangible assets based upon their estimated fair value as of the date of completion of the merger. Based upon the estimated purchase price and the preliminary valuation, the preliminary purchase price allocation, which is subject to change based on Equinix’s final analysis, is as follows (in thousands):

Cash and cash equivalents	$7,806
Accounts receivable	12,016
Other current assets	5,364
Property and equipment	131,935
Goodwill	404,975
Intangible asset—customer contracts	63,050
Other assets	12,085

Total assets acquired	637,231
Accounts payable and accrued expenses	(20,614)
Accrued property and equipment	(9,432)
Current portion of capital leases	(1,143)
Current portion of loan payable	(490)
Other current liabilities	(8,629)
Capital leases, less current portion	(2,990)
Loan payable	(38,653)
Unfavorable leases	(1,483)
Other liabilities	(500)
Estimated IXEurope transaction costs	(9,628)

Net assets acquired	$543,669

A preliminary estimate of $63,050,000 has been allocated to customer contracts, an intangible asset with an estimated useful life of eleven years. A preliminary estimate of $1,483,000 has been allocated to unfavorable lease liability with an estimated life of 7.5 years.

A preliminary estimate of $404,975,000 has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill will not be amortized and will be tested for impairment at least annually. The preliminary purchase price allocation for IXEurope is subject to revision as more detailed analysis is completed and additional information on the fair values of IXEurope’s assets and liabilities becomes available. Any changes in the fair value of the net assets of IXEurope will change the amount of the purchase price allocable to goodwill. Additionally, changes in IXEurope’s working capital, including the results of operations from June 30, 2007 through the date the transaction is completed, will also change the amount of goodwill recorded. Final purchase accounting adjustments may therefore differ materially from the pro forma adjustments presented here.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

There were no historical transactions between Equinix and IXEurope. Certain reclassifications have been made to conform IXEurope’s historical amounts to Equinix’s financial statement presentation.

The pro forma adjustments do not reflect any integration adjustments to be incurred in connection with the acquisition or operating efficiencies and cost savings that may be achieved with respect to the combined entity as these costs are not directly attributable to the purchase agreement.

5. IXEUROPE ACQUISITION FINANCINGS

The unaudited pro forma combined consolidated condensed financial statements reflect the Senior Bridge Loan being terminated unused as described above.

As of June 30, 2007, the Company had incurred $2,864,000 of debt issuance costs in securing the Senior Bridge Loan. Upon termination of the Senior Bridge Loan, the Company will, therefore, record a loss on extinguishment of debt totaling $2,864,000 reflecting the immediate write-off of all such debt issuance costs.

The Common Stock Offering reflects the sale of 3,662,556 shares of the Company’s common stock at a public offering price of $84.05 per share, resulting in anticipated net proceeds to the Company of $295,459,000 after deducting underwriting discounts and commissions and estimated offering expenses.

The Convertible Debt Offering reflects the sale of the Company’s 3.00% Convertible Subordinated Notes due 2014, resulting in anticipated net proceeds to the Company of $340,363,000 after deducting underwriting discounts and commissions and estimated offering expenses. The total estimated debt issuance costs of $9,638,000 will be amortized to interest expense over the seven-year term of the Convertible Subordinated Notes due 2014.

The completion of each offering is conditioned upon the concurrent completion of the other offering.

6. CHICAGO IBX FINANCING

In July and August 2007, the Company received additional advances under the Chicago IBX Financing totaling $19,063,000, bringing the cumulative Loan Payable to date to $88,326,000 with a blended interest rate of 8.125% per annum. As a result, the remaining amount available to borrow from the Chicago IBX Financing totals $21,674,000. The unaudited pro forma combined consolidated condensed statements of operations reflect the total Loan Payable under the Chicago IBX Financing totaling $88,326,000 as if it had been outstanding on January 1, 2006.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

7. SAN JOSE PROPERTY ACQUISITION

In July 2007, the Company closed on the San Jose Property Acquisition and, as a result, took title to the property and paid the remaining amount due of $58,732,000, including closing costs, in cash following the $6,500,000 cash deposit paid in January 2007. In conjunction with the purchase of this property, which it formerly leased, the Company wrote-off the associated deferred rent and asset retirement obligation totaling $1,386,000 and $138,000, respectively, and as a result recorded property and equipment totaling $63,708,000. The Company assessed the building, site improvements and land elements of the San Jose Property Acquisition and then assigned the relative fair value to each element. The unaudited pro forma combined consolidated condensed statements of operations reflect the San Jose Property Acquisition as if it had been purchased on January 1, 2006 and reflects increased depreciation and property tax expense, offset partially by the rent expense savings.

8. ASIA-PACIFIC FINANCING

In August 2007, two wholly-owned subsidiaries of the Company, located in Singapore and Tokyo, Japan, entered into an approximately $40,000,000 multi-currency credit facility agreement or the Asia-Pacific Financing. The Asia-Pacific Financing has a four-year term that allows these two subsidiaries to borrow up to 23,250,000 Singapore dollars and 2,932,500,000 Japanese yen, respectively, during the first 12-month period with repayment to occur over the remaining three years in twelve equal quarterly installments. The combined total amount available for borrowing under the two currencies is approximately equal to $40,000,000. Amounts undrawn at the end of the first 12-month period shall be canceled. The Asia-Pacific Financing has a commitment fee of 0.3% on unutilized amounts during the 12-month draw period and bears interest at a floating rate (the relevant three-month local cost of funds for Singapore and Japan, as applicable, plus 1.85%-2.50% depending on the ratio of the Company’s senior indebtedness to its earnings before interest, taxes, deprecation and amortization, or EBITDA, with interest payable quarterly. The Asia-Pacific Financing may be used by these two subsidiaries to fund capital expenditures on leasehold improvements, equipment, and other installation costs related to expansion plans in Singapore and Tokyo. The Asia-Pacific Financing has several financial covenants, with which the Company must comply quarterly, is guaranteed by Equinix and is secured by certain of Equinix’s Asia-Pacific assets. In September 2007, the Company borrowed 18,282,000 Singapore dollars at an initial interest rate per annum of 4.6625% and 1,476,833,000 Japanese yen at an initial interest rate per annum of 2.687%. Collectively the amounts borrowed equal approximately $24,750,000 leaving approximately $15,250,000 remaining to borrow under the Asia-Pacific Financing.

The debt issuance costs related to the Asia-Pacific Financing totaling approximately $614,000 were capitalized and will be amortized to interest expense using the effective interest method over the four-year life of the Asia-Pacific Financing.

The unaudited pro forma combined consolidated condensed statements of operations reflect the advances to date under the Asia-Pacific Financing totaling $24,750,000 as if they had been outstanding on January 1, 2006.

9. IXEUROPE ACQUISITION RELATED PRO FORMA ADJUSTMENTS

The accompanying unaudited pro forma combined financial statements have been prepared as if the IXEurope Acquisition and IXEurope Acquisition Financing transactions described above were completed on June 30, 2007 for balance sheet purposes and as of January 1, 2006 for statement of operations purposes.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

The unaudited pro forma combined consolidated condensed balance sheet gives effect to the following pro forma adjustments:

(a)	Represents the following adjustments to cash and cash equivalents (in thousands):

Purchase price for IXEurope	$(536,681)
Estimated proceeds from Common Stock Offering, net of underwriting discounts and commissions	295,909
Estimated proceeds from Convertible Subordinated Notes due 2014, net of underwriting discounts and commissions	340,813

$100,041

(b)	Represents a net adjustment to IXEurope’s property and equipment to fair value of $41,180,000.

(c)	Represents goodwill of $404,975,000 created in the acquisition of IXEurope, offset by the $6,513,000 write-off of IXEurope’s existing goodwill on its balance sheet.

(d)	Represents the addition of the customer contract intangible asset of $63,050,000, offset by the $408,000 write-off of IXEurope’s existing intangible asset on its balance sheet.

(e)	Represents the new debt issuance costs in conjunction with the Convertible Subordinated Notes due 2014 totaling $9,638,000, offset by the $2,864,000 write-off of debt issuance costs in conjunction with the retirement of the Senior Bridge Loan and a fair value adjustment to write-off IXEurope’s debt issuance costs totaling $4,912,000.

(f)	Represents the following adjustments to accounts payable and accrued expenses (in thousands):

Accrual for Equinix’s IXEurope transaction costs	$6,988
Accrual for IXEurope’s transaction costs	9,628
Accrual for estimated additional issuance costs in connection with the Common Stock Offering	450
Accrual for estimated additional issuance costs in connection with the Convertible Subordinated Notes due 2014 offering	450

$17,516

(g)	Represents an adjustment of IXEurope’s other current liabilities to fair value ($1,125,000) in connection with deferred installation revenue with no remaining performance obligations.

(h)	Represents the gross proceeds from the Convertible Subordinated Notes due 2014 offering.

(i)	Represents the following adjustments to deferred rent and other liabilities (in thousands):

Value attributed to IXEurope’s unfavorable leases	$1,483
Write-off of IXEurope’s non-current deferred installation revenue with no remaining performance obligation	(7,345)

$(5,862)

(j)	Represents the following adjustments to stockholders’ equity (in thousands):

Elimination of IXEurope’s historical stockholders’ equity	$(48,937)
Net proceeds from common stock offering	295,459
Write-off of debt issuance costs in connection with repayment of the Senior Bridge Loan	(2,864)

$243,658

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

The unaudited pro forma combined consolidated condensed statements of operation give effect to the following pro forma adjustments:

(k)	Represents additional depreciation expense in connection with the fair value adjustment to IXEurope’s property and equipment offset by a nominal amount of rent expense savings as a result of the unfavorable lease liability amortization recorded in connection with the IXEurope Acquisition (in thousands):

	Year ended December 31, 2006	Six months ended June 30, 2007
Additional depreciation expense in connection with IXEurope Acquisition	$4,058	$2,176
IXEurope unfavorable lease liability amortization	(182)	(98)

	$3,876	$2,078

(l)	Represents (i) the amortization of the IXEurope customer contract intangible in connection with the IXEurope Acquisition over an estimated useful life of ten years and (ii) additional depreciation expense in connection with the fair value adjustment to IXEurope’s property and equipment as noted below (in thousands):

	Year ended December 31, 2006	Six months ended June 30, 2007
IXEurope customer contract intangible amortization	$5,274	$2,828
Additional depreciation expense in connection with IXEurope acquisition	187	100

	$5,461	$2,928

(m)	Represents the additional interest expense associated with the Convertible Subordinated Notes due 2014.

(n)	Represents the write-off of the debt issuance costs in connection with the termination of the Senior Bridge Loan.

(o)	Represents the shares of common stock associated with new common stock offering as if they were outstanding as of January 1, 2006.

10. OTHER PRO FORMA ADJUSTMENTS

The accompanying unaudited pro forma combined financial statements have been prepared as if the Other Significant Subsequent Events transactions described above were completed on June 30, 2007 for balance sheet purposes and as of January 1, 2006 for statement of operations purposes.

The unaudited pro forma combined consolidated condensed balance sheet gives effect to the following pro forma adjustments:

(p)	Represents the following adjustments to cash and cash equivalents (in thousands):

Additional proceeds from the Chicago IBX financing	$19,063
Purchase of San Jose property acquisition	(58,732)
Proceeds from Asia-Pacific financing	24,750

$(14,919)

(q)	Represents an adjustment to property and equipment as a result of the San Jose property acquisition totaling $63,708,000.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS (continued)

(r)	Represents the new debt issuance costs in conjunction with the Asia-Pacific Financing totaling $614,000.

(s)	Represents the reclassification of the $6,500,000 deposit for the San Jose Property Acquisition paid in January 2007 to property and equipment in connection with the closing of this transaction.

(t)	Represents the accrual for the new debt issuance costs in conjunction with the Asia-Pacific Financing.

(u)	Represents the additional proceeds from the Chicago IBX Financing of $19,063,000 and proceeds from the Asia-Pacific Financing of $24,750,000.

(v)	Represents the write-off of deferred rent and asset retirement obligations in connection with the purchase of property in connection with the San Jose property acquisition totaling $1,524,000.

The unaudited pro forma combined consolidated condensed statements of operation give effect to the following pro forma adjustments:

(w)	Represents the additional depreciation and property tax expense as a result of the San Jose Property Acquisition offset by some savings in rent expense on this property that was previously rented.

(x)	Represents additional interest expense associated with (i) the cumulative advances from the Chicago IBX Financing and (ii) the Asia-Pacific Financing.